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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            U.S.B. HOLDING CO., INC.
                            ------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                  36-3197969
-----------------------------------------   ------------------------------------
(STATE OF INCORPORATION OR ORGANIZATION)    (I.R.S. EMPLOYER IDENTIFICATION NO.)


100 DUTCH HILL ROAD, ORANGEBURG, NEW YORK                  10962
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(ADDRESS OF  PRINCIPAL EXECUTIVE OFFICES)               (ZIP CODE)


        If this form relates to the          If this form relates to the
        registration of a class of           registration of a class of
        securities pursuant to               securities pursuant to Section
        Section 12(b) of the                 12(g) of the Exchange Act and is
        Exchange Act and is                  effective pursuant to General
        effective pursuant to                Instruction A.(d), please check the
        General Instruction A.(c),           following box.  [ ]
        please check the following
        box.  [X]


SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER TO WHICH THIS
FORM RELATES:                                                         N/A
                                                                 ------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

        TITLE OF EACH CLASS                   NAME OF EACH EXCHANGE ON WHICH
        TO BE SO REGISTERED                   EACH CLASS IS TO BE REGISTERED
        -------------------                   ------------------------------

          COMMON STOCK                            NEW YORK STOCK EXCHANGE
          ------------                            -----------------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:



                                      NONE
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                                (TITLE OF CLASS)


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                                (TITLE OF CLASS)

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         The Company's authorized capital stock currently consists of 50,000,000 shares of Common Stock, par value $0.01 per share. Holders of Common Stock have no preemptive rights and there are no conversion rights or redemption or sinking fund provisions applicable to shares of Common Stock. Shares of Common Stock, when issued and paid for, are not subject to further calls or assessments. Holders of Common Stock are entitled to dividends and other distributions as and when declared by the Board of Directors out of assets legally available therefor, provided that all required dividends on outstanding Preferred Stock have been paid or payments required on Corporation Obligated Mandatory Redeemable Securities of Subsidiary Trust have been made. In the event of the liquidation, dissolution and winding up of the Company, the holders of Common Stock are entitled to receive ratably all of the assets of the Company available for distribution after satisfaction of all liabilities of the Company and the liquidation preference on Corporation Obligated Mandatory Redeemable Securities of Subsidiary Trust and of all outstanding Preferred Stock.

VOTING RIGHTS

         Each share of the Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of the holders of the Common Stock. Shareholders do not have cumulative voting rights with respect to any matters to be voted upon, including the election of directors.

         The Company's Certificate of Incorporation provides for the division of its Board of Directors into three classes of approximately equal size, with directors elected for three-year terms, and with the terms of office of approximately one-third of the directors expiring each year.

         The Certificate of Incorporation provides that the shareholders of the Company may remove one or more directors without cause, but only by the vote of holders of at least 80% of the Common Stock. The vote of holders of not less than 80% of the Common stock is required to amend or repeal, or adopt any provision inconsistent with, the foregoing provision.

         Holders of the Series A Preferred Stock (none of which are outstanding) are entitled to elect one director at any annual meeting of shareholders held at a time when two quarterly dividends are in arrears. Otherwise, except as may be required by law, the Preferred Stock has no voting rights.

         The Corporation Obligated Mandatory Redeemable Capital Securities of Subsidiary Trust, with an aggregate value of $20 million, have no voting rights except in respect to certain matters regarding the Capital Securities.

PROVISIONS REGARDING CERTAIN BUSINESS COMBINATIONS

         The Company's Certificate of Incorporation sets forth certain requirements which must be met for a "Business Combination" involving both the Company (or any subsidiary) and a "Substantial Shareholder" to occur. In general terms, the restrictions apply to mergers or consolidations of the Company or any Subsidiary with any Substantial Shareholder, transfers or encumbrances of all or substantially all of the assets of the Company to a Substantial Shareholder, the adoption of any plan of liquidation proposed by a Substantial Shareholder or any transaction


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which would have the effect directly or indirectly, of increasing the proportionate share of any class of equity securities of the Company of any subsidiary of which a Substantial Shareholder is the beneficial owner. A "Substantial Shareholder" is defined to mean any shareholder (including affiliates and associates) who is the beneficial owner of more than 5% of the voting power of the then outstanding shares entitled to vote generally in the election of the Company's directors.

         The provisions of the Company's Certificate of Incorporation prevent a Business Combination with a Substantial Shareholder unless (a) the Business Combination is approved by not less than 80% of the shares of the Company entitled to vote generally in the election of directors, or the Business Combination is approved by the requisite vote of shareholders under the Delaware General Corporation Law and the Business Combination is also approved by not less than 66 2/3% of the Board of Directors.

         Although the purpose of these provisions is to ensure equal treatment of all shareholders in the event of certain mergers, tender offers or other attempts to acquire control of the Company (a "takeover"), the provisions regarding Business Combinations (as well as the voting requirements regarding the removal of directors) may have certain adverse effects in that they may make more difficult the accomplishment of certain takeovers at prices or on terms which some shareholders may consider beneficial, impede the assumption of control by principal shareholders in some cases, or make more difficult the removal of current management even if favored by a majority of the shareholders. Current directors and officers of the Company as a group own beneficially more than 20% of the outstanding shares and could, therefore, block any Business Combination with a Substantial Shareholder.

         Except for the Certificate of Incorporation provisions referred to above requiring a supermajority vote of the shareholders, the Company is able to effect other amendments to its Certificate of Incorporation, to merge or consolidate with other corporations, to make a bulk sale of its assets not in the regular course of business, and to dissolve, if a majority of the outstanding shares of Common Stock are voted in favor of the proposal.

         The foregoing summary of the terms of the Common Stock does not purport to be complete and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and Bylaws which relate to its Common Stock.

         ChaseMellon Shareholder Services is the transfer agent and registrar for shares of Common Stock.

         MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

MARKET INFORMATION AND HOLDERS

         The Company's Common Stock was held of record as of November 30, 1999 by approximately 1,410 shareholders and is traded publicly on the American Stock Exchange.


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         The quarterly high and low actual prices (adjusted for all stock dividends issued) quoted by the American Stock Exchange during 1999 and 1998 are as follows:



                                                              1999                               1998
                                                     HIGH              LOW              HIGH              LOW
-----------------------------------------------------------------------------------------------------------------
First Quarter                                        $16.88            $14.00           $23.64            $17.95
Second Quarter                                       $15.31            $13.44           $22.78            $17.95
Third Quarter                                        $16.75            $13.50           $19.09            $12.27
Fourth Quarter - as of November 30, 1999             $16.13            $14.31           $17.19            $12.39
-----------------------------------------------------------------------------------------------------------------

         The foregoing prices were not adjusted for retail markup, markdown or commission.

         Under the Company's Dividend Reinvestment and Stock Purchase Plan, which has been temporarily suspended, participants are permitted to reinvest cash dividends in Common Stock at 100 percent of the current market price (as determined under the Plan), as well as to purchase at fair market value up to $2,500 of Common Stock per quarter.

DIVIDENDS

         The Company has a policy of paying a quarterly dividend on Common Stock and has done so since 1988.

         In 1999, quarterly cash dividends were paid as follows: $0.06 to shareholders of record on March 31st and $0.07 to shareholders of record on June 30th and September 30th. A dividend of $0.07 to shareholders of record on December 31, 1999, payable January 14, 2000 was declared at the Board of Directors meeting held on November 23, 1999. In 1998, quarterly cash dividends were paid as follows: $0.052 to shareholders of record on March 31; $0.056 per share to shareholders of record on June 30; and $0.055 to shareholders of record on September 30 and December 31. In 1997, quarterly cash dividends of $0.044 per share were paid to shareholders of record on March 31 and June 30, and $0.048 per share to shareholders of record on September 30, and $0.041 to shareholders of record on December 31.

         Any funds which the Company may require in the future to pay cash dividends, as well as various Company expenses, are expected to be obtained by the Company, chiefly in the form of cash dividends from its wholly-owned subsidiary, Union State Bank (the "Bank") and secondarily from stock issuances under the Company's Dividend Reinvestment and Stock Options Plans. In this regard, the ability of the Company to declare and pay dividends in the future will depend not only upon its future earnings and financial condition, but also upon the future earnings and financial condition of the Bank and upon the ability of the Bank to transfer funds to the Company in the form of cash dividends and otherwise. The Company is a separate and distinct legal entity from its subsidiaries. The Company's right to participate in any distribution of the assets or earnings of its subsidiaries is subject to prior claims of creditors of the subsidiaries.


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         Under New York Banking Law, a New York bank may declare and pay dividends not more often than quarterly and no dividends may be declared, credited, or paid so long as there is any impairment of capital stock. In addition, except with the approval of the New York State Superintendent of Banks, the total of all dividends declared in any year may not exceed the sum of a bank's net profits for that year and its undistributed net profits for the preceding two years, less any required transfers to surplus paid-in-capital. A bank may be required to transfer to paid-in-capital up to 10 percent of its net profits in any accounting period if its combined capital stock and retained earnings profit accounts do not equal 10 percent of its net deposit liabilities. Under applicable banking statutes, at September 30, 1999, the Bank could have declared additional dividends of approximately $29.8 million to the Company without prior regulatory approval.

         The payment of dividends by the Company may also be limited by the Federal Reserve Board's capital adequacy and dividend payment guidelines applicable to bank holding companies. Under these guidelines, the Company is not expected to pay any dividends on shares of the Company's Common Stock until such time as its debt to equity ratio (as defined including long-term debt qualifying as capital) is below 30 percent.

ITEM 2.  EXHIBITS

         NONE.


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

(Registrant)      U.S.B. Holding Co., Inc.
                  --------------------------------------------------------------

Date              December 3, 1999
                  --------------------------------------------------------------

By                /s/Steven T. Sabatini
                  --------------------------------------------------------------
                  Steven T. Sabatini
                  Senior Executive Vice President and Chief Financial Officer


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